Exhibit 99.1

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Appendix 4D

Results for Announcement to the Market

for the half-year ended December 31, 2019

The following information is provided under listing rule 4.2A

1.	Reporting period

The financial information contained in this report is for the half-year ended December 31, 2019.  Comparative amounts for the Consolidated Statement of Profit or Loss and Other Comprehensive Income are for the half-year ended December 31, 2018. Financial Position comparatives are at June 30, 2019.

2.	Results for Announcement to the Market	Change	% Change	$A’000
2.1	Revenue from ordinary activities	down	99.0%	160
2.2	Loss from ordinary activities after tax attributable to members	up	151.9%	(4,708)
2.3	Net loss for the period attributable to members	up	151.9%	(4,708)
2.4	The amount per security and franked amount per security of final and interim dividends	No dividends were declared or paid during the period
2.5	A brief explanation of any of the figures in 2.1 to 2.3 necessary to enable the figures to be understood	Refer to commentary below which was extracted from the Benitec Biopharma Limited interim report for the half-year ended December 31, 2019 which forms part of this ASX announcement
3.	Commentary on results for the period

Benitec's comprehensive loss for the six months to December 31, 2019 was $4.708m compared to a profit of $9.065m the previous corresponding period. The movement in result of $13.773m from profit to loss is predominately due to the decrease in revenue of $14.429m, which includes the upfront license payment of $13.568m as well as the reimbursement of labour cost of $0.804m from Axovant in the previous corresponding period.

Benitec's current assets at December 31, 2019 were $21.920m (June 30, 2019: $26.743m), with current liabilities of $1.080m (June 30, 2019: $3.766m).

4.	Net tangible asset backing per share	December 2019	December 2018
	Net tangible asset backing per ordinary share	6.8 cents	10.9 cents

Net tangible asset per security has been calculated excluding the right of use asset of $0.717m.

BENITEC BIOPHARMA LIMITED

Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

ABN 64 068 943 662

Interim Report

for the half-year ended December 31, 2019

Contents

History, general information, explanatory notes, forward looking statements	1
Directors' Report, including the review of operations	4
Auditors' Independence Declaration	11
Financial Statements
Consolidated Statement of Profit or Loss and Other Comprehensive Income	12
Consolidated Statement of Financial Position	13
Consolidated Statement of Changes in Equity	14
Consolidated Statement of Cash Flows	15
Notes to the Consolidated Financial Statements	16
Directors' Declaration	25
Independent Auditor’s Review Report to the members of Benitec Biopharma Limited	26
Management’s discussion and analysis of financial condition and review of operations	28
Risk factors	34

The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

BENITEC BIOPHARMA LIMITED

Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the half-year ended December 31, 2019

Company History

Benitec Biopharma Limited (‘the Company’) was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since then, the Company has focused on the development of novel genetic medicines. The propriety platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease.

While the Company has established some licensing arrangements, the main source of funding during the past 6 months was generated from a public offering which closed on September 30, 2019.

Benitec entered into a securities purchase agreement with certain sophisticated and professional investors in the United States  to issue 2,800,000 (before the reverse split) American Depositary Shares (“ADSs”), with each ADS representing 20 fully paid ordinary shares, at a purchase price of US$0.70 per ADS, in a registered direct offering. The investors were also issued warrants to purchase up to 412,863 ADSs in aggregate, at a purchase price per warrant equal to US$0.6999 per ADS to be issued on exercise of the warrant ("Pre-Funded Warrants"). The Pre-Funded Warrants may be exercised at any time from issue, in whole or in part, at an exercise price of US$0.0001 per ADS issued on exercise. The issue of the ADSs and Pre-Funded Warrants raised gross proceeds of approximately US$2.25m (approximately A$3.33m) exclusive of costs. In a concurrent private placement, the Company agreed to issue additional warrants to the Investors to purchase up to a further 3,212,864 ADSs in aggregate ("Purchase Warrants"). The issue of the Purchase Warrants was approved by shareholders at the November 2019 Annual General Meeting. The Purchase Warrants were issued for nil consideration, have an exercise price of US$0.70 per ADS and will expire in five years from the date of issuance.

On November 18, 2019 the Company changed its ADS Ratio to 1 ADS (which previously represented 20 shares) to now represent 200 shares.

Consistent with the capital raise noted above, historically, Benitec has funded its operations primarily from private placements of ordinary shares, including A$5.4m in March 2017 and A$2.5m in October 2016, a U.S. initial public offering in August 2015 of A$18.8m (U.S.$13.8m) and A$31.5m in February 2014. In May 2018, we undertook a placement of 15,444,020 fully paid ordinary shares representing 772,201 ADSs, resulting in A$2.62m in gross proceeds. In June 2018, we issued to Nant Capital, 36,442,672 shares in a 1-for-2 entitlement offer resulting in gross proceeds of A$6.2m.

The Company has taken to account cumulative research and development grants from the Australian federal government since inception, totalling A$22.935m. Since the Nasdaq listing in July 2015, the Company has earned licensing revenue from licensing our ddRNAi technology to biopharmaceutical companies, totaling A$15.129m.

In October 2012, the Company acquired Tacere Therapeutics, Inc., an RNA interference therapeutics company based in California with a development program focused on Hepatitis C and Age Related Macular Degeneration (AMD). As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of $1.5m.

Benitec Biopharma Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is Level 14, 114 William Street, Melbourne, Victoria 3000 Australia. Our telephone number is +61 3 8692 7222. The Company’s website address is www.benitec.com

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the half-year ended December 31, 2019

General Information

The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the six month period ended December 31, 2019. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

A description of the nature of the Group's operations and its principal activities are included in the Directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on February 26, 2020. The directors have the power to amend and reissue the financial statements.

The Company’s directors and management are committed to conducting the Group’s business in an ethical manner and in accordance with the highest standards of corporate governance. The Company has adopted and substantially complies with the ASX Corporate Governance Principles and Recommendations (3rd Edition) (‘Recommendations’) to the extent appropriate to the size and nature of the Group’s operations.

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial reporting period for the Company, identifies any recommendations that have not been followed, and provides reasons for not following such recommendations.

The Company’s Corporate Governance Statement and policies, which were approved by the Board of directors on August 29, 2019 can be found on its website:  http://www.benitec.com/investor-centre/governance.

Explanatory Notes

Unless otherwise indicated or the context implies otherwise:

•	“we”, “us”, “our”, or “Benitec”, refers to Benitec Biopharma Limited, an Australian corporation, and its subsidiaries;

•	“shares” or “ordinary shares” refers to our ordinary shares;

•	“ADSs” refers to American Depositary Shares, each of which represents 200 ordinary shares;

•	“Warrant” refers to a warrant to purchase one ADS at an exercise price of US$5.50 per ADS, exercisable from the date of issuance until five years thereafter;

•	"Registered Direct Offering" refers to the Securities Purchase Agreement with four sophisticated professional investors in the United States;

•

"Pre-Funded Warrants" refers to 4 warrants exercisable into up to 41,288 ADSs in aggregate at an exercise price of $0.001 per ADS issued on exercise for a purchase price per warrant equal to US$6.999 per underlying ADS;

•

"Purchase Warrants" refers to  one warrant to each investor for a nil purchase price which is exercisable into the number of new shares equal to the number of shares represented by the RDO ADSs and Pre-Funded Warrants (assuming it was exercised in full) acquired by that Investor in the Registered Director Offering.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Company history, general information, explanatory notes and forward looking statements for the half-year ended December 31, 2019

The Company’s fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this document have been prepared in accordance with AASB 134 Interim Financial Reporting and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as "expects", "intends", "hopes", "anticipates", "believes", "could", "may", "evidences" and "estimates", and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialise our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that the Company makes with the ASX and US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this presentation. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements because of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

The Company’s Directors present their report on the consolidated entity consisting of Benitec Biopharma Limited and the entities it controlled (‘Group’) for the half-year ended December 31, 2019.

Directors

The following persons were directors of Benitec Biopharma Limited (‘Benitec’) during the whole of the period and up to the date of this report, unless otherwise noted:

Dr Jerel A Banks (Executive Chairman and Chief Executive Officer)

Mr Peter Francis (Non-Executive Director)

Mr Kevin Buchi (Non-Executive Director)

Ms Megan Boston (Executive Director)

Financial Update

Benitec's loss after tax for the half-year ended December 31, 2019 was $4.708m compared to a profit of $9.065m the previous corresponding period.

The loss of $4.708m is explained by:

•

Decrease in revenue of $14.429m: Under the terms of the license agreement between Axovant and Benitec, Benitec received an upfront payment of $13.568m in July 2018, there was no such payment in the current period and the license agreement between Axovant and Benitec was terminated in September 2019.

•

Reduction in research and development costs of $1.588m: Research and development costs were reduced due to reimbursements received from Axovant for the OPMD program and termination of BB 401 and BB 501 project.

•	Decrease in other income of $1.622m: Principally due to the termination of licence Agreement with Axovant.

As at December 31, 2019, the Company had cash on hand of $19.658m. This was a decrease of $2.753m from June 30, 2019. This represents operating cash outflow of $8.346m offset by reimbursement from Axovant of $2.739m and revenue and other income of $0.426m, purchase of plant and equipment of $0.117m, net cash from financing activities of $2.481m and a foreign exchange gain of $0.063m.

Benitec's current assets at December 31, 2019 were $21.920m (June 30, 2019: $26.743m), with current liabilities of $1.080m (June 30, 2019: $3.766m).

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

Review of Operations

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.  Benitec endeavours to develop and commercialise BB-301 for the treatment of Oculopharyngeal Muscular Dystrophy, or OPMD.

The ddRNAi-based genetic medicine currently under development by Benitec (BB-301) represents a proprietary product candidate that can, potentially, be used to meaningfully improve upon the existing standard of care for a rare, chronic, life-threatening form of muscular dystrophy.  In the past, the research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, wet age-related macular degeneration, or AMD, and chronic hepatitis B or HBV.  Through the combination of the targeted gene silencng effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the piotential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine.  This novel attribute of the investigational agent that is being advanced through nonclinical development could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases.  Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal clinical disorders.

Axovant Termination

On June 6, 2019 the termination of the License and Collaboration Agreement with Axovant Sciences was announced, as the Benitec team endeavored to conduct several additional exploratory analyses of BB-301 prior to the initiation of a clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

Preclinical data derived from recently concluded in vivo evaluations of BB-301 in two distinct large animal species suggest that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of OPMD.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the A17 mouse model of OPMD, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team plans to conduct several additional exploratory analyses prior to the initiation of clinical testing.

Completion of the experimental work noted above will delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined by Axovant Sciences following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences was terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of OPMD, and all other early stage research collaboration programs.

The termination of the License and Collaboration Agreement was effective on September 3, 2019.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

Review of Operations continued

Proprietary Research Programs

Oculopharyngeal Muscular Dystrophy (OPMD):

OPMD is an insidious, autosomal-dominant, late-onset degenerative muscle disorder that typically presents in patients at 40-to-50 years of age.  The disease is characterized by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis).  OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene.  OPMD is a rare disease and has been reported in at least 33 countries.  Patients suffering from OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and global commercialisation efforts.

BB-301 is a monotherapy delivered using an innovative AAV single vector system with the capability to both ‘silence and replace’ disease causing genes.  In addition to using RNA interference to ‘silence’ the mutant PABPN1 gene expression that causes OPMD, BB-301 simultaneously introduces a functional copy of the same gene, thus, providing the potential to restore normal biological function to the treated tissues and, in the process, improve treatment outcomes.  This single gene therapy product, versus an equivalent system with two or more vectors, vastly simplifies the manufacturing and regulatory processes and reduces the complexity of the clinical strategy for BB-301.

The Benitec team, in collaboration with several industry experts and key opinion leaders, has significantly progressed the preclinical development of the primary ddRNAi product candidate, BB-301.  In second half of 2019, the Company partnered with a team of clinical and nonclinical experts in academic and practice areas focused on the treatment of OPMD, Adeno-Associated Virus-based gene therapy, and proprietary muscle-specific dosing methods for Adeno-Associated Virus-based therapeutics and other complex biologics.  This collaboration facilitated the final design of the tissue transduction study in large animals that will definitively outline the efficiency of transduction of BB-301 in the muscles of the pharynx which underlie the most significant impairments of swallowing in patients suffering from OPMD.

These preclinical tissue transduction experiments will provide data regarding the fundamental transduction efficiency of BB-301 when administered at distinct doses via a proprietary mode of delivery, and the results will be instrumental in the design and execution of the remaining IND-enabling studies.  Dosing in this preclinical study will begin in March 2020, and final data is expected later this year.

Head and Neck Squamous Cell Carcinoma:

BB-401 is a DNA plasmid that expresses an antisense RNA molecule targeting the EGFR mRNA, thus, preventing its translation into its cognate protein via post-transcriptional gene silencing.  Benitec acquired the rights to BB-401 from Nant Capital in 2016, and BB-401 has undergone clinical evaluation in a Phase 2 study in patients with advanced HNSCC.  EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands.

Key updates include:

•

In December 2018, the Company completed the investigation of the single agent activity of BB-401 in a Phase 2 clinical trial which was designed as an open label study to explore the safety, tolerability and efficacy of BB-401 following intratumoral injections.  The Phase 2 study patients were refractory to all standard therapies such as surgery, chemotherapy and immunotherapy.  The study was conducted at clinical trial sites in Australia and Russia.

•	On December 21, 2018 Benitec announced the interim clinical trial results for the Phase 2 study involving the assessment of the single agent activity of BB-401.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

Review of Operations continued

Proprietary Research Programs continued

•	An interim analysis was conducted to evaluate the objective response rate observed for the initial 12-patient cohort treated in Stage 1 of the Phase 2 study.

•	Benitec’s scientific and clinical teams will continue to follow patients that were treated in the first cohort of this Phase 2 study.

•	However, based on the initial analysis, the objective response rate required to support continued patient enrollment into the Phase 2 study was not achieved.

•	There are several critical points to note regarding the underlying nature of BB-401 as it relates to the other distinct investigational agent in the Benitec pipeline:

o

At the molecular level, the investigational agent that is currently under development by Benitec (BB-301) is fundamentally different from BB-401.  BB-301 employs ddRNAi which facilitates gene silencing via the production of short hairpin RNA-based molecules whereas BB-401 represents a modified antisense oligonucleotide.

o

BB-301 functions by a mechanism of action that is completely distinct from that of BB-401, as BB-401 achieves gene-silencing via a mechanism described as post-transcriptional interference.  BB-301 ultimately achieves gene-silencing via RNA interference driven by activation of the RNA-Induced Silencing Complex.

o	BB-301 employs a tissue-specific delivery vector (AAV9) whereas BB-401 has no delivery vector and was delivered intratumorally as a “naked” plasmid.

The Company has terminated the clinical development of BB-401 along with the discovery stage programs directed at the engineering of follow-on anti-EGFR strategies (BB-501).

Hepatitis B (HBV):

The Company is developing BB-103 for the treatment of HBV.  Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV.  In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. The Company is seeking strategic partnerships to support the progression of BB-103 into the clinic.

Preclinical Programs

Preclinical research efforts supporting the development of proprietary ddRNAi-based therapeutics targeting the treatment of HBV and AMD have concluded.

Licensed programs

In addition to the proprietary development programs, the Company has licensed its ddRNAi technology to companies that are developing therapeutic programs in other disease areas.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

Review of Operations continued

Licensed programs continued

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—

dioxygenase, or IDO, in dendritic cells.  Regen is developing a cancer immunotherapy using the licensed technology.  IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy.  Regen's first treatment, which is for breast cancer, is called dCellVax.

Regen advised Benitec in July 2019 that they intend to terminate the agreement.

Intellectual property

The Company manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs.  The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space.  With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property positions for each of its programs.

Commercialisation

Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas:

•	Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies;

•	Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and

•	Licensing ddRNAi to commercial users of the technology.

Shareholdings by each director and other members of key management

The number of shares in the Company held during the period by each director and other members of key management personnel (KMP) of the Group, including their personally related parties, is set out below:

	Balance at July 1, 2019	Received as part of remuneration	Exercise of options	Disposals / other	Balance at December 31, 2019
Ordinary shares
Dr Jerel A Banks	-	-	-	-	-
Peter Francis	636,261	-	-	-	636,261
Megan Boston	100,000	-	-		100,000
Kevin Buchi	1,448,210	-	-	-	1,448,210
Total	2,184,471	-	-	-	2,184,471

None of the shares are held nominally by the key management personnel.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

Review of Operations continued

Option holdings by each director and other members of key management

The number of options over ordinary shares in the Company held during the period by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

	Balance at 1 July 2019	Granted	Exercised	Expired /forfeited other	Balance at 31 December 2019	Vested and exercisable	Vested and un-exercisable
Options over ordinary shares
Dr Jerel A Banks	10,000,000	-	-	-	10,000,000	3,333,333	-
Peter Francis	1,400,000	-	-	-	1,400,000	1,400,000	-
Megan Boston	5,000,000	-	-	-	5,000,000	-	-
Kevin Buchi	840,000		-	-	840,000	840,000	-
David Suhy*	1,500,000	-	-	(1,500,000)	-	-	-
	18,740,000	-	-	(1,500,000)	17,240,000	5,573,333	-

* David Suhy resigned as Chief Scientific Officer on June 22, 2018. His options terms were varied, and the options expired on November 19, 2019

Other transactions with key management personnel and their related parties

There were no legal services provided during the period (half-year ended December 31, 2018: $254) by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Events after the balance sheet date

Re-domiciliation of Benitec to the United States of America

On the 27th of November 2019 Benitec announced its intention to redomicile from Australia to the United States of America. To implement the re-domiciliation, Benitec has entered into a Scheme Implementation Agreement with Benitec Biopharma Inc. (“Holdco”), a new US company incorporated for the purpose of effecting the re-domiciliation, pursuant to the terms of which Holdco will acquire all of the ordinary shares in Benitec (“Benitec Shares”) and the warrants of Benitec listed on the Nasdaq Capital Markets (“Benitec Warrants”) by way of two separate schemes of arrangement, pursuant to which:

• holders of Benitec Shares (“Benitec Shareholders”) will receive new shares of ordinary stock (“Holdco Shares”) in exchange for the Benitec Shares (“Share Scheme”); and

• holders of the Nasdaq listed Benitec Warrants (“Benitec Warrant Holders”) will receive new warrants issued by Holdco (“Holdco Warrants”) on equivalent terms in exchange for the Benitec Warrants (“Warrant Scheme”), (“Schemes”) held as at the record date.

Holders of American Depository Shares listed on Nasdaq (“ADS”) will be entitled to vote and participate in the Share Scheme (through the ADS depositary). The Schemes are subject to court approval, as well as approval by Benitec Shareholders (in respect of the Share Scheme) and by Benitec Warrant Holders (in respect of the Warrant Scheme). If the Schemes are implemented, Benitec will become a wholly owned subsidiary of Holdco. Benitec would be de-listed from the Australian Securities Exchange (“ASX”) and the Nasdaq Capital Market (“Nasdaq”) and Holdco will apply for the Holdco Shares and Holdco Warrants to be listed on Nasdaq.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Report

for the half-year ended December 31, 2019

Events after the balance sheet date continued

Reasons for re-domiciliation: After carefully considering the relative merits of the re-domiciliation, the directors of Benitec are of the view that the advantages materially outweigh the disadvantages.

On the 7th of February 2020 Benitec announced that the Supreme Court of Queensland (Court) ordered that a meeting of Benitec’s ordinary shareholders (Benitec Shareholders) be convened to consider, and if thought fit, approve the scheme of arrangement under which Benitec Biopharma Inc. (Holdco), a newly formed US corporation, will become the parent company of the Benitec group of companies to effect a re-domiciliation from Australia to the United States of America (Scheme). If the Scheme is implemented, Benitec Shareholders would receive 1 share of common stock in Holdco for every 300 Benitec Shares held as at the record date.

The Scheme Booklet was sent to Benitec Shareholders by post or electronically (for shareholders who have opted to receive notices electronically) on or before Monday, 17 February 2020 ahead of the Scheme meeting on the 26th of March 2020.

Signed in accordance with a resolution of the Directors.

Jerel Banks

Chairman

February 26, 2020

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Interim Report for the half-year ended December 31, 2019

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Auditor’s Independence Declaration

To the Directors of Benitec Biopharma Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Benitec Biopharma Limited for the half-year ended 31 December 2019, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

bno contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M R Leivesley

Partner – Audit & Assurance

Sydney, 26 February 2020

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BENITEC BIOPHARMA LIMITED	Page | 11
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the half-year ended December 31, 2019

		Six months ended
	Notes	December 2019	December 2018
		$’000	$’000
Revenue	2a	160	14,589
Other income	2b	35	1,657
Total Income		195	16,246

Expenses
Royalties and licence fees	3	410	(519)
Research and development	4	(61)	(1,649)
Employee benefits expense		(3,213)	(2,274)
Share-based expense		(134)	(398)
Travel related costs		(132)	(223)
Consultants costs		(151)	(279)
Occupancy costs		(134)	(295)
Depreciation		(149)	(92)
Amortization right of use asset		(134)	-
Corporate expenses		(976)	(1,387)
Doubtful debts		(280)	-
Foreign exchange realized loss		-	(111)
Loss on disposal of fixed assets		(1)	(6)
Change in market value of listed investment		(1)	(26)
Total Expenses		(4,956)	(7,259)

Finance Income		72	78
Interest expense		(19)	-
Profit/(Loss) before income tax		(4,708)	9,065
Income Tax		-	-
Profit/(Loss) after income tax for the period attributable to the owners of Benitec Biopharma Limited		(4,708)	9,065

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation (loss)/gain		36	(96)
Total comprehensive income/(loss) for the period attributable to the owners of Benitec Biopharma Limited		(4,672)	8,969

Basic income/(loss) for the six months, cents per share		(1.6)	3.5
Diluted income/(loss) for the six months, cents per share		(1.6)	3.5

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 12
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

As at December 31, 2019

	Notes	December 2019	June 2019
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents		19,658	22,411
Other financial assets	5	133	181
Trade and other receivables	6	1,326	3,616
Other	7	803	535
Total Current Assets		21,920	26,743

Non-Current Assets
Deposits	8	13	13
Plant and equipment		641	670
Right of use assets	9	717	-
Total Non-Current Assets		1,371	683

TOTAL ASSETS		23,291	27,426

LIABILITIES
Current Liabilities
Trade and other payables	10	595	3,556
Provisions	11	226	210
Lease liabilities	9	259	-
Total Current Liabilities		1,080	3,766

Non-Current Liabilities
Lease liabilities	9	467	-
Total Non-Current Liabilities		467	-

TOTAL LIABILITIES		1,547	3,766

NET ASSETS		21,744	23,660

EQUITY
Issued capital	12	166,709	164,087
Reserves		455	831
Accumulated losses		(145,420)	(141,258)
TOTAL EQUITY		21,744	23,660

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 13
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the half-year ended December 31, 2019

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000

Balance at June 30, 2018	164,087	1,492	(146,835)	18,744
Loss for the period	-	-	9,065	9,065
Other comprehensive income
- Foreign exchange translation reserve	-	(96)	-	(96)
Total comprehensive income	-	(96)	9,065	8,969
Contributions of equity, net of transaction costs	-	-	-	-
Share based payments	-	398	-	398
Transfer of expired share based payments	-	(650)	650	-
At December 31, 2018	164,087	1,144	(137,120)	28,111

Balance at June 30, 2019	164,087	831	(141,258)	23,660
Profit for the period	-	-	(4,708)	(4,708)
Other comprehensive income
- Foreign exchange translation reserve	-	36	-	36
Total comprehensive income	-	36	(4,708)	(4,672)
Contributions of equity, net of transaction costs	2,622	-	-	2,622
Share based payments	-	134	-	134
Transfer of expired share based payments	-	(546)	546	-
At December 31, 2019	166,709	455	(145,420)	21,744

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 14
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the half-year ended December 31, 2019

	Six months ended
	December 2019	December 2018
	$’000	$’000
Cash flows from operating activities
Receipts from customers	353	14,167
Interest received	73	79
Payments to suppliers and employees	(8,346)	(9,579)
Reimbursement for ongoing development activities	2,739	1,565
Net cash provided by/(used in) operating activities	(5,181)	6,232

Cash flows from investing activities
Payments for plant and equipment	(117)	(42)
Proceeds from disposal of plan and equipment	1	-
Net cash used in investing activities	(116)	(42)

Cash flows from financing activities
Proceeds from issue of shares	3,331	-
Share issue transaction cost	(709)	-
Payments on lease liability	(141)	-
Net cash from financing activities	2,481	-

Net increase/(decrease) in cash and cash equivalents	(2,816)	6,190
Cash and cash equivalents at beginning of the period	22,411	16,085
Effects of exchange rate changes on cash and cash equivalents	63	911
Cash and cash equivalents at end of the period	19,658	23,186

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED	Page | 15
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2019

1.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT

The interim consolidated financial statements (the interim financial statements) of the Group are for the half-year ended December 31, 2019 and are presented in Australian dollars ($), which is the functional currency of the parent company. These general purpose interim financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Accounting Standards and should be read in conjunction with the consolidated financial statements of the Group for the year ended June 30, 2019 and any public announcements made by the Group during the six months in accordance with continuous disclosure requirements arising under the Australian Securities Exchange Listing Rules and the Corporations Act 2001. The interim financial statements have been approved and authorised for issue by the Board of Directors on February 26, 2020.

(a)	Basis of accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

This financial report has been prepared on a going concern basis.

(b)	Going concern

During the half-year ended December 31, 2019, the consolidated entity incurred a loss after tax $4.708m (2018 comparative period: profit $9.065m) and had net operating cash outflows of $5.181m (2018 comparative period $6.232m cash inflows).

The directors having performed a review of the cash flow forecasts, considering the cash flow needs of the Group, believe that funding will be sufficient to maintain the going concern status of the Group.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

The financial report has been prepared in accordance with the historical convention.  For the purpose of preparing the financial report, the six months has been treated as a discrete reporting period.

(c)	Summary of significant accounting policies

The interim financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2019, with the exception of new accounting standards AASB 16 Leases, which was adopted by the group on July 1, 2019 and by “Interpretation” 23 Uncertainty over Income Tax Treatment.

The nature and effect of the changes arising from these standards is summarized below.

BENITEC BIOPHARMA LIMITED	Page | 16
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2019

1.BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

AASB 16 Leases

The AASB has issued a new standard for the recognition of leases. This has replaced AASB 117: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with AASB 116: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

The Group has applied AASB 16 using the modified retrospective approach and therefore comparative information has not been restated. This means comparative information is still reported under AASB 117 and Interpretation 4.

For any new contracts entered into on or after July 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•

the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;

•

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

BENITEC BIOPHARMA LIMITED	Page | 17
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2019

1.BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL REPORT continued

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The following is a reconciliation of total operating lease commitments as at June 30, 2019 to the lease liability recognised at July 1, 2019.

Total operating lease commitments disclosed at June 30, 2019	920,883

Recognition exceptions:
Lease with remaining lease term of less then 12 months	(7,621)

Operating leases liabilities before discounting	913,262
Discounted using incremental borrowing rate	(70,169)
Operating lease liabilities	843,093

.

Interpretation 23 Uncertainty over Income Tax Treatment

The Australian Accounting Standard Board has published a new Interpretation 23, Uncertainty over Income Tax Treatments, specifying how entities should reflect uncertainty in accounting for income taxes.

AASB 112 Income Taxes specifies how to account for current and deferred tax but not how to reflect the effects of uncertainty. Interpretation 23 addresses this previous lack of guidance.

Management believes that Interpretation 23 has no material impact on the tax position for Benitec.

(e)	Estimates

When preparing the interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the consolidated entity's last annual financial statements for the year ended June 30, 2019.

BENITEC BIOPHARMA LIMITED	Page | 18
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2019

2.	REVENUE	Consolidated Six months ended
		December 2019	December 2018
(a)	Revenue	$’000	$’000
	Licensing revenue and royalties	154	13,785
	Other	6	804
		160	14,589
(b)	Other income
	Australian Government R&D grants	-	680
	Foreign exchange realized gain	35	977
		35	1,657
(c)	Disaggregated revenue

			Six months to 31 December 2019
	Licensing	Royalties	Development activities	Other	Total

Services transferred at a point of time	89	-	-	-	89
Services transferred over time	-	65	6	-	71
	89	65	6	-	160

			Six months to 31 December 2018
	Licensing	Royalties	Development activities	Other	Total

Services transferred at a point of time	13,635	-	-	-	13,635
Services transferred over time	-	150	804	-	954
	13,635	150	-	-	14,589

3.	OPERATING SEGMENTS

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical Segments Geographical location	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	Dec 2019	Dec 2018	Dec 2019	Dec 2018	Dec 2019	Jun 2019
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	160	14,589	(5,017)	8,849	21,021	25,112
United States of America	-	-	309	216	2,270	2,314
	160	14,589	(4,708)	9,065	23,291	27,426

BENITEC BIOPHARMA LIMITED	Page | 19
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2019

3.	OPERATING SEGMENTS continued

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments and include joint venture revenue and expenses where a reasonable allocation basis exists. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Where joint assets correspond to two or more segments, allocation of the net carrying amount has been made on a reasonable basis to a particular segment. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

4.	EVENTS AFTER THE BALANCE SHEET DATE

Re-domiciliation of Benitec to the United States of America

On the 27th of November 2019 Benitec announced its intention to redomicile from Australia to the United States of America. To implement the re-domiciliation, Benitec has entered into a Scheme Implementation Agreement with Benitec Biopharma Inc. (“Holdco”), a new US company incorporated for the purpose of effecting the re-domiciliation, pursuant to the terms of which Holdco will acquire all of the ordinary shares in Benitec (“Benitec Shares”) and the warrants of Benitec listed on the Nasdaq Capital Markets (“Benitec Warrants”) by way of two separate schemes of arrangement, pursuant to which:

• holders of Benitec Shares (“Benitec Shareholders”) will receive new shares of ordinary stock (“Holdco Shares”) in exchange for the Benitec Shares (“Share Scheme”); and

• holders of the Nasdaq listed Benitec Warrants (“Benitec Warrant Holders”) will receive new warrants issued by Holdco (“Holdco Warrants”) on equivalent terms in exchange for the Benitec Warrants (“Warrant Scheme”), (“Schemes”) held as at the record date.

Holders of American Depository Shares listed on Nasdaq (“ADS”) will be entitled to vote and participate in the Share Scheme (through the ADS depositary). The Schemes are subject to court approval, as well as approval by Benitec Shareholders (in respect of the Share Scheme) and by Benitec Warrant Holders (in respect of the Warrant Scheme). If the Schemes are implemented, Benitec will become a wholly owned subsidiary of Holdco. Benitec would be de-listed from the Australian Securities Exchange (“ASX”) and the Nasdaq Capital Market (“Nasdaq”) and Holdco will apply for the Holdco Shares and Holdco Warrants to be listed on Nasdaq.

Reasons for re-domiciliation: After carefully considering the relative merits of the re-domiciliation, the directors of Benitec are of the view that the advantages materially outweigh the disadvantages.

On the 7th of February 2020 Benitec announced that the Supreme Court of Queensland (Court) ordered that a meeting of Benitec’s ordinary shareholders (Benitec Shareholders) be convened to consider, and if thought fit, approve the scheme of arrangement under which Benitec Biopharma Inc. (Holdco), a newly formed US corporation, will become the parent company of the Benitec group of companies to effect a re-domiciliation from Australia to the United States of America (Scheme). If the Scheme is implemented, Benitec Shareholders would receive 1 share of common stock in Holdco for every 300 Benitec Shares held as at the record date.

The Scheme Booklet was sent to Benitec Shareholders by post or electronically (for shareholders who have opted to receive notices electronically) on or before Monday, 17 February 2020 ahead of the Scheme meeting on the 26th of March 2020.

BENITEC BIOPHARMA LIMITED	Page | 20
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2019

		Consolidated
		Dec 2019	June 2019
		$'000	$'000
5.	OTHER FINANCIAL ASSETS
	Market value of listed shares	-	1
	Security Deposit	100	147
	Deposit other	33	33
		133	181
6.	TRADE AND OTHER RECEIVABLES
	R&D Grant Receivable	907	907
	Reimbursement for ongoing development activities	-	2,377
	License fees	263	159
	Other	156	173
		1,326	3,616
7.	CURRENT ASSETS – OTHER
	Prepayments	803	535
		803	535
8.	DEPOSITS
	Other	13	13

9.	LEASES
		Right of use assets
	Balance as at July 1, 2019	843
	Amortization right of use assets	(134)
	FX on translation	8
	Balance as at December 31, 2019	717

		Lease Liabilities
	Lease liabilities current	259
	Lease liabilities non current	467
	Balance as at December 31, 2019	726

		Lease payments
	Cash payments	141
	Finance charge	19

		Consolidated
		Dec 2019 $'000	June 2018 $'000
10.	TRADE AND OTHER PAYABLES
	Trade creditors	142	2,101
	Sundry creditors and accrued expenses	453	1,455
		595	3,556

11.	PROVISIONS
	Employee Benefits	226	200
	Provision for make good	-	10
		226	210

BENITEC BIOPHARMA LIMITED	Page | 21
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2019

12.	ISSUED CAPITAL

ISSUED CAPITAL

Details	Date	Number of Shares	$'000
Balance	June 30, 2019	257,029,426	164,087

Balance	December 31, 2019	321,287,046	166,709
The weighted average number of shares on issue during the six months to December 31, 2019 was:		290,054,410

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Benitec shares are listed on the Australian Securities Exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. On November 18, 2019 the Company changed its ADS Ratio to 1 ADS (which previously represented 20 shares) to now represent 200 shares.

Share buy-back

There is no current on-market share buy-back.

Share options outstanding at December 31, 2019

		Exercise	Number
Grant date	Expiry date	price	under option
1.Director and Employee Share issue plan
May 6, 2015 **	May 6, 2020	$1.25	300,000
November 12, 2015*	November 12, 2020	$0.77	2,240,000
July 16, 2017**	July 17, 2022	$0.20	1,700,000
April 11, 2018**	April 11,2023	$0.30	650,000
June 26, 2018**	June 26, 2023	$0.23	10,000,000
March 12, 2019**	March 12, 2024	$0.20	5,000,000
March 21, 2019**	March 21, 2024	$0.21	600,000
April 11, 2019**	April 11,2024	$0.21	750,000
May 2, 2019**	May 2, 2024	$0.20	275,000
May 16, 2019**	May 16, 2024	$0.21	200,000
			21,715,000

BENITEC BIOPHARMA LIMITED	Page | 22
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statement

for the half-year ended December 31, 2019

12.ISSUED CAPITAL continued

2.	Nasdaq Warrants/Options***
Grant date	Expiry date	Exercise price	Number under option
August 20, 2015 ***	August 21, 2020	U.S. $ 0.275	11,498,000
December, 6 2019****	December 6, 2024	U.S. $ 0.035	64,257,200
Total Options on Issue			75,755,200

*   Non-Executive Directors options

** Executive and employee options

*** Warrants. These options represent 57,490 unlisted warrants. Each warrant represents is convertible into 200 shares. The exercise price of each warrant is convertible on the payment of $USD5.50 ($USD 0.275 per share).

**** 4 Purchase Warrants are exercisable into 321,286 ADSs in aggregate (representing 64,257,200 fully paid ordinary shares) should the Purchase Warrants be exercised in full. The exercise price for the Purchase Warrants is US$7.00 per ADS issued on exercise of a Purchase Warrant, which is equivalent to US$0.035 per fully paid ordinary share underlying the ADSs issued on exercise of a Purchase Warrant.  The Purchase Warrants are exercisable, in whole or in part, any time from the date of issue (December 6, 2019) until the fifth anniversary of the date of issue  (December 6, 2024).

13.	COMMITMENTS

Tacere Inc. (100% owned subsidiary of entity)

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Company has negotiated a contract for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond. While the Company announced on February 20, 2016 that is was terminating the HCV program, and at the end of the 2018 financial year had assumed all patients would remain in the study and the follow-up would continue to 2021 at a maximum cost of $462k. However, in July 2018, Benitec applied to the FDA, and the FDA approved, the discontinuing of the study which will result in minimal costs being incurred in the future.

The Consolidated Group has entered into other contracts for various services as part of its normal course of business. Such contracts are cancellable with little or no penalty.

14.	RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2019 Annual Report in the remuneration report.

Other transactions with key management personnel and their related parties

There were no legal services provided during the period (half-year ended December 31, 2018: $254) by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

BENITEC BIOPHARMA LIMITED	Page | 23
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Notes to the consolidated financial statements

for the half-year ended December 31, 2019

14.	RELATED PARTY TRANSACTIONS continued

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

BENITEC BIOPHARMA LIMITED	Page | 24
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Directors' Declaration

for the half-year ended December 31, 2019

In the opinion of the Directors of Benitec Biopharma Limited:

(a)	the consolidated financial statements and notes set out on pages 12 to 24 are in accordance with the Corporations Act 2001, including
I)	giving a true and fair view of its financial position as at December 31, 2019 and of its performance for the period ended on that date; and
ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting; and
(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Jerel Banks

Chairman

February 26, 2020

BENITEC BIOPHARMA LIMITED	Page | 25
Interim Report for the half-year ended December 31, 2019

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Benitec Biopharma Limited

Report on the review of the half year financial report

Conclusion

We have reviewed the accompanying half year financial report of Benitec Biopharma Limited (the Company) and its Subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2019, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Benitec Biopharma Limited does not give a true and fair view of the financial position of the Group as at 31 December 2019, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial Reporting.

Directors’ responsibility for the half year financial report

The Directors of the Company are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2019 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Benitec Biopharma Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and adivisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use for the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

BENITEC BIOPHARMA LIMITED	Page | 26
Interim Report for the half-year ended December 31, 2019

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M R Leivesley
Partner – Audit & Assurance

Sydney, 26 February 2020

BENITEC BIOPHARMA LIMITED	Page | 27
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Operating Results

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.  Benitec endeavours to develop and commercialise BB-301 for the treatment OPMD.

The ddRNAi-based genetic medicine currently under development by Benitec (BB-301) represents a proprietary product candidate that can, potentially, be used to meaningfully improve upon the existing standard of care for a rare, chronic, life-threatening form of muscular dystrophy.  In the past, the research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, wet age-related macular degeneration, or AMD, and chronic hepatitis B or HBV.  Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine.  This novel attribute of the investigational agent that is being advanced through nonclinical development could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases.  Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal clinical disorders.

The Company may potentially earn revenue from partnering in-house programs with biotechnology and pharmaceutical companies, forming strategic collaborations with pharmaceutical companies, and out-licensing the ddRNAi platform for therapeutic areas outside of the Company’s in-house pipeline.  There can be no assurance, however, as to whether the Company will enter into any additional such arrangement or what the terms of any such arrangement could be.

The Company’s current operating plan may change as a result of many currently unknown factors, and it may need to seek additional funds in the future. These additional funds could be raised through public or private equity or debt financings, government or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. However, the Company may be unable to raise additional funds or enter into such other arrangements when needed on favourable terms or at all. The Company’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and compromise its ability to develop its product candidates and pursue its strategy.

Because of the numerous risks and uncertainties associated with product development in its field, the Company is unable to predict the timing or amount of increased expenses, or when or if it will be able to generate product revenue or achieve or maintain profitability. The Company’s ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payees for any of its product candidates that may receive regulatory approval. If the Company fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and could be forced to reduce its operations.

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Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Financial operations overview

To date, the Company has derived revenues from licensing fees and interest income. The Company has not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on the statement of profit or loss. The Company’s licensing fees have been generated through the licensing of its ddRNAi technology to biopharmaceutical companies.

The Company’s grant income is generated through the Australian Federal Government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than $20m in aggregate turnover. This grant is available for the Company’s research and development activities in Australia, as well as activities in the United States to the extent such US-based expenses relate to its activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government.

Employment related costs

Employment related costs include salaries for all the Company’s employees and related benefits, including the grant of share options, which are valued and included in the statements of profit or loss and other comprehensive income as share-based expenses.

Impairment

The Company assesses at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

BENITEC BIOPHARMA LIMITED	Page | 29
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Financial operations overview continued

Foreign exchange translation

The foreign currency translation reserve represents the currency translation movements of subsidiary company balances denominated in foreign currencies at year end. Foreign currency monetary items are translated at the period exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Movements in the foreign currency translation reserve are shown in our Statement of Profit or Loss and Other Comprehensive Income.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transactions. Exchange rate differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements requires it to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of its financial statements. The Company analyses its estimates and judgments and it bases its estimates and judgments on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may vary from these estimates. The Company’s significant accounting policies are described in Note 1 to these interim financial statements and are detailed in Note 1 to the consolidated financial statements for the fiscal year ended June 30, 2019 (which are available on the company website and at ASX:BLT NASDAQ: BNTC; NASDAQ: BNTCW). The Company has summarised below the accounting policies of particular importance to the portrayal of its financial position and results of operations and that require the application of significant judgment or estimates by its management.

Share-based payments transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a Black-Scholes model.

Tax losses

Given the Company’s history of recent losses, it has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. The Company notes that the availability of tax losses is subject to an Australian continuity of ownership test or, if it fails that test, the same business test. If the Company continues to obtain funding from new shareholders, then it may not comply with the continuity of ownership test.

BENITEC BIOPHARMA LIMITED	Page | 30
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Financial operations overview continued

The following discussion relates to the Company’s consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with the Company’s consolidated financial statements and the notes thereto contained elsewhere in this report.

Results of Operation

A.	Comparison of the half-year ended December 31, 2019 to the half-year ended December 31, 2018

	For the six months ended December 31		Increase (Decrease)
Revenue	2019 $’000	2018 $’000	$’000
Licensing revenue and royalties (1)	154	13,785	(13,631)
Other Revenue:	6	804	(798)

Other Income:
Australian Government R&D Grants (2)	-	680	(680)
Net foreign exchange realised gain	35	977	(942)

(1)

Licensing revenue and royalties are recognised when due. The main reason for the decrease was due to the terminations of License and Collaboration Agreement with Axovant, which was announced on June 6, 2019 and it was effective on September 3, 2019.

(2)	Other Income – Australian Government R&D Grants were reduced by $0.680m: In light of the process of redomiciliation we are not accruing for the R&D Grant in the current period.

It is noted that Grant income taken up in the previous period, is not receivable until a claim is made, on lodgment, of the June 2019 income tax return.

The unrealised foreign exchange gain in 2018 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

Expenses

Research and development expense.    Research and development expense decreased by $1.588m, from $1.649m in the half-year ended December 31, 2018 to $0.061m in the half-year ended December 31, 2019, due to the reimbursement received from Axovant for the OPMD program and termination of the BB-401 and BB-501  projects.

Employment related expenses.   Employment-related expenses increased by $0.939m, from $2.274m in the half-year ended December 31, 2018 to $3.213m in the half-year ended December 31, 2019 reflecting increase in staffing costs.

Share based expenses.   Share based expenses decreased by $0.265m from $0.398m in the half year to December 31, 2018 to $0.134m in the half year ended December 31, 2019, due to options that lapsed in the current period. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognise share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

BENITEC BIOPHARMA LIMITED	Page | 31
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Comparison of the half-year ended December 31, 2019 to the half-year ended December 31, 2018 continued

Travel related costs.   Travel related costs decreased by $0.091m from $0.223m in the half-year ended December 31, 2018 to $0.132m in the half-year ended December 31, 2019 due to reduced executive travel costs.

Consultants’ costs.   Consultant costs decreased by $0.128m from $0.279m in the half-year ended December 31, 2018 to $0.151m in the half-year ended December 31, 2019. The reduction in consultant costs reflect more responsibilities being undertaken inhouse rather than being outsourced.

Occupancy costs.   Occupancy costs decreased by $0.161 from $0.295 in the half year ended December 31, 2018 to $0.134 in the half year ended December 31, 2019 due to office closure in Sydney and due to applying the new lease standard AASB 16.

Corporate expenses.   Corporate expenses decreased by $0.411m from $1.387m in the half-year ended December 31, 2018 to $0.976m in the half-year ended December 31, 2019 due to a decrease in legal costs.

The unrealised foreign exchange gain/loss in 2018 and 2019 was due to the effect of fluctuations in the AUD/USD exchange rate on the USD cash balances held by the Parent Company.

Profit/(loss) for the period

A loss of $4.708m was made during the period compared with a profit of $9.065m in the half-year ended December 31, 2018.

B.	Liquidity and Capital Resources

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, and as of June 30, 2019 we had accumulated losses of $141.258m and at December 31, 2019 we had accumulated losses of $145.420m.

We have had no borrowings in fiscal 2019 or in this half-year period ended December 31, 2019 and do not currently have a credit facility.

As at December 31, 2019 we had cash and cash equivalents of $19.658m (June 30, 2019 $22.411m). Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days.

To date, our sources of liquidity have been licensing revenue and royalties, Australian government research and development grants, interest on invested cash in excess of immediate requirements and proceeds of the issuance of equity securities.

In the future, we expect our revenue stream will be generated mostly from licensing, strategic alliances and collaboration arrangements with pharmaceutical companies. While we continue to progress discussions and advance opportunities to engage with pharmaceutical companies and continue to seek licensing partners for ddRNAi in disease areas that are not our focus, there can be no assurance as to whether we will enter into such arrangements or what the terms of any such arrangement could be.

BENITEC BIOPHARMA LIMITED	Page | 32
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Comparison of the half-year ended December 31, 2019 to the half-year ended December 31, 2018 continued

B.	Liquidity and Capital Resources continued

While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialise one of our current or future product candidates.

Unless and until we establish significant revenues from licensing programs, strategic alliances or collaboration arrangements with pharmaceutical companies, or from product sales, we anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of product candidates and begin to prepare to commercialise any product that receives regulatory approval.

We are subject to the risks inherent in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialisation of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our product candidates;
•	the timing and costs of our planned preclinical studies for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and costs of seeking regulatory approvals;
•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;
•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish.
•

the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defence and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
•	the extent to which we need to in-license or acquire other products and technologies.

C.	Research and Development, Patents and Licenses, etc.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centres, clinical research organisations and investigative sites that conduct our clinical trials; and
•	the cost of acquiring, developing, and manufacturing clinical trial materials.

Research and development expenses do not include employment related expenses, which are included in our Statement of Profit or Loss and Other Comprehensive Income as a separate line item.

Research and development costs are expensed as incurred. Costs for certain development activities are recognised based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

BENITEC BIOPHARMA LIMITED	Page | 33
Interim Report for the half-year ended December 31, 2019

BENITEC BIOPHARMA LIMITED

Management’s discussion and analysis of financial condition and review of operations for the half-year ended December 31, 2019

Comparison of the half-year ended December 31, 2019 to the half-year ended December 31, 2018 continued

C.Research and Development, Patents and Licenses, etc. continued

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;
•	the countries in which trials are conducted;
•	future clinical trial results;
•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	significant and changing government regulation; and
•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of ddRNAi product candidates and explore further potential applications of our technology.

D.Trend Information

Our objective is to become the leader in discovering, developing, clinically validating and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our pipeline of proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialise and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

E.Off-Balance Sheet Arrangements.

At the date of this report we do not have any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission, nor have we had any off-balance sheet arrangements in the current fiscal year or in the past three fiscal years.

Risk Factors

In addition to the other information set forth in this half-year report ended December 31, 2019, you should carefully consider the factors discussed in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2019. The risks disclosed in our Annual Report on Form 20-F could materially affect our business, financial condition or future results. The risks described in our Annual Report on Form 20-F are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results in the future.

BENITEC BIOPHARMA LIMITED	Page | 34
Interim Report for the half-year ended December 31, 2019